UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of October, 2020

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

This Report on Form 6-K, including the exhibits, is hereby incorporated by reference into all effective registration statements, filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

Change in Reportable Segments

Effective January 1, 2020, the Company has realigned its reporting structure to include three reportable segments: RFID, Supply Chain Solutions and Intelligent Robotics. During the first six months of 2020, the Company experienced a worsening in its Intelligent Robotics business, which was previously reported as part of the RFID segment. In order to remedy the problems associated with the Intelligent Robotics’ business, management determined that it would be advisable to review its operating results on a stand-alone basis.

The Company is filing this Report on Form 6-K (“Report”) to provide revised segment reporting financial information with respect to the historical financial information included in its Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on March 31, 2020 (the “Annual Report”). This Report is being filed to revise, in part, (i) Item 5A of the Annual Report – Operating Results to reflect our new reportable segments, and (ii) the segment information in our Consolidated Financial Statements as of December 31, 2019.

Attached hereto are the following exhibits:

99.1	Revised Consolidated Financial Statements of the Registrant as of December 31, 2019.

99.2	Revised Management’s Discussion and Analysis of Results of Operations for the year ended December 31, 2019.

99.3	Consent of Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm and a member of Grant Thornton.

Other than the exhibits filed herewith, this Report does not update or revise any other information or any exhibits in our Annual Report and does not otherwise reflect events occurring after the date of the Annual Report. Accordingly, this Report should be read in conjunction with the Annual Report and other filings made by the Company with the Securities and Exchange Commission subsequent to the filing of the Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Hagit Vizner
Hagit Vizner
Chief Financial Officer

Dated: October 22, 2020

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Revised Consolidated Financial Statements of the Registrant as of December 31, 2019.

99.2	Revised Management’s Discussion and Analysis of Results of Operations for the year ended December 31, 2019.

99.3	Consent of Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm and a member of Grant Thornton.

3